Exhibit 99.109

Collective Mining is Adding a Sixth Drill Rig and Commences a

VTEM/ZTEM Geophysical Survey at the Guayabales Project

Toronto, Ontario, June 19, 2024 - Collective Mining Ltd. (TSX: CNL, OTCQX: CNLMF, FSE: GG1) (“Collective” or the “Company”) is pleased to announce that a comprehensive airborne geophysical survey covering the Company’s Guayabales Project in Caldas, Colombia will commence in the coming days. The Company is fully funded for its 2024 budget with US$23.6 million in its treasury as of May 16, 2024.

Additionally, a sixth drill rig is being mobilized to the Guayabales Project as part of its fully funded 40,000 metres drill program for 2024. Drill rigs are currently operating at the Apollo, Box, Olympus and Trap targets with the sixth rig to commence drilling for the first time at the grassroot generated X target located in the southern portion of the project area. Drill cores from multiple holes are currently being assayed at ALS Laboratory in Lima, Peru with results expected in short order.

Ari Sussman, Executive Chairman commented: “The enormous potential of our Guayabales Project has already been proven based on the number of discoveries that we have made by drilling within the confines of areas defined by limited outcrop exposure. Since over 90% of the project remains under cover, commissioning an airborne VTEM and ZTEM survey makes a lot of sense to assist us in outlining new targets in areas with no outcrop. In particular, we are excited to use the results to refine planned future drilling at the Plutus target given its sheer scale and lack of outcropping rock to sample.”

Highlights (see Figure 1)

●	The airborne geophysical program will be undertaken by Geotech Ltd. and will cover a total area of 74 km2 with 1,449 flight line kilometres (100 metre line spacing) and includes helicopter borne Versatile Time-domain Electromagnetic (VTEM) and Z-Axis Tipper Electromagnetic system (ZTEM) surveys. The primary objective of the program is to detect conductive sulphide bearing ore bodies, similar to the Apollo system, at depths beginning directly below the surficial cover to up to 2,000 metres depth.

●	The Company’s exploration team has recently completed petrophysical measurements on 13 kilometres of drill core from the Apollo system, which highlights a strong and distinctive conductivity signature related to the sulphide minerals and associated alteration. This work endorses the effectiveness and application of the airborne survey methodologies selected.

●	The Guayabales project area has very limited outcrop exposure (<10%) due to extensive cover material caused by historic landslides and surficial ash deposits and exploration drilling to date has been focused exclusively on limited areas with good soil and rock assays. The airborne survey will enable our exploration team to develop drill targets in these covered areas, including the large Plutus target where reconnaissance drilling in 2023 intercepted 136.45 metres @ 1.31 g/t AuEq (Hole #PNC-2, see press release dated October 11, 2023).

●	The airborne surveys will be completed in July 2024 with processing of data and interpretation expected before the end of Q3, 2024. Drilling on new targets generated from the survey could commence as early as Q4, 2024.

Figure 1: Plan View of the Guayabales Project With ZTEM-VTEM Geophysical Survey Extension Announced in This Release

About Collective Mining Ltd.

To see our latest corporate presentation and related information, please visit www.collectivemining.com

Founded by the team that developed and sold Continental Gold Inc. to Zijin Mining for approximately $2 billion in enterprise value, Collective is a copper, silver, gold and tungsten exploration company with projects in Caldas, Colombia. The Company has options to acquire 100% interests in two projects located directly within an established mining camp with ten fully permitted and operating mines.

The Company’s flagship project, Guayabales, is anchored by the Apollo system, which hosts the large-scale, bulk-tonnage and high-grade copper-silver-gold-tungsten Apollo porphyry system. The Company’s 2024 objective is to expand the Apollo system, prove that the recent discoveries at the Olympus and Trap targets evolve into large scale systems and make a new discovery at either the Box, Tower or X targets.

Management, insiders, a strategic investor and close family and friends own nearly 50% of the outstanding shares of the Company and as a result, are fully aligned with shareholders. The Company is listed on the TSX under the trading symbol “CNL”, on the OTCQX under the trading symbol “CNLMF” and on the FSE under the trading symbol “GG1”.

Qualified Person (QP) and NI43-101 Disclosure

David J Reading is the designated Qualified Person for this news release within the meaning of National Instrument 43-101 (“NI 43-101”) and has reviewed and verified that the technical information contained herein is accurate and approves of the written disclosure of same. Mr. Reading has an MSc in Economic Geology and is a Fellow of the Institute of Materials, Minerals and Mining and of the Society of Economic Geology (SEG).

Technical Information

Z-Tipper Axis Electromagnetic (ZTEM), exclusive to Geotech Ltd. and a first in the geophysical business, is an airborne electromagnetic survey system which detects anomalies in the earth’s natural magnetic field, whereas the now well-known VTEM (Versatile Time-domain Electromagnetic) system uses electromagnetic signals to locate conductive anomalies as well as mapping lateral and vertical variation in resistivity. These disruptions are caused by zones of rock that conduct or resist electrical current more than the surrounding rock, like ore deposits.

Information Contact:

Follow Executive Chairman Ari Sussman (@Ariski73) on X

Follow Collective Mining (@CollectiveMini1) on X, (Collective Mining) on LinkedIn, and (@collectivemining) on Instagram

Investors and Media

Paul Begin, Chief Financial Officer

p.begin@collectivemining.com

+1 (416) 451-2727

FORWARD-LOOKING STATEMENTS

This news release contains “forward-looking information” within the meaning of the applicable Canadian securities legislation. All statements, other than statements of historical fact, are forward-looking information and are based on expectations, estimates and projections as at the date of this news release. Any statement that involves discussion with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions, future events or performance (often, but not always using phrases such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “believes” or variations (including negative variations) of such words and phrases, or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved) are not statements of historical fact and may be forward-looking information. In this news release, forward-looking information relate, among other things, to: anticipated advancement of mineral properties or programs; future operations; future recovery metal recovery rates; future growth potential of Collective; and future development plans.

These forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding the direction of our business. Management believes that these assumptions are reasonable. Forward-looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Such factors include, among others: risks related to the speculative nature of the Company’s business; the Company’s formative stage of development; the Company’s financial position; possible variations in mineralization, grade or recovery rates; actual results of current exploration activities; conclusions of future economic evaluations; fluctuations in general macroeconomic conditions; fluctuations in securities markets; fluctuations in spot and forward prices of gold, precious and base metals or certain other commodities; fluctuations in currency markets; change in national and local government, legislation, taxation, controls regulations and political or economic developments; risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected formation pressures, cave-ins and flooding); inability to obtain adequate insurance to cover risks and hazards; the presence of laws and regulations that may impose restrictions on mining; employee relations; relationships with and claims by local communities and indigenous populations; availability of increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development (including the risks of obtaining necessary licenses, permits and approvals from government authorities); and title to properties, as well as those risk factors discussed or referred to in the annual information form of the Company dated April 7, 2022. Forward-looking information contained herein are made as of the date of this news release and the Company disclaims any obligation to update any forward-looking statements, whether because of new information, future events or results, except as may be required by applicable securities laws. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements and there may be other factors that cause results not to be anticipated, estimated or intended. Accordingly, readers should not place undue reliance on forward-looking information.

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